TRANSMISSÃO PAULISTA

RECEIVED

2005 DEC 12 P 4:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date *São Paulo, December 2, 2005* *Ref.CT/F/05518/2005*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

05013194

Gentleman/Madam:

We are enclosing a copy of the Notice to the Market, sent today to CVM – Comissão de Valores Mobiliários and BOVESPA – Bolsa de Valores de São Paulo, regarding the privatization process of Companhia de Transmissão de Energia Elétrica Paulista, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

PROCESSED

DEC 13 2005

THOMSON FINANCIAL

dlw 12/13

Enclosure: as above mentioned

Copy to: Arianna Ferreira-Foley
The Bank of New York

Companhia de Transmissão de Energia Elétrica Paulista

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000

TRANSMISSÃO PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company - CNPJ 02.998.611/0001-04

NOTICE TO THE MARKET

In compliance with the provisions of CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista informs the market that the Government of the State of São Paulo, aiming at selling the share participation in CTEEP, published today Notice of Public Hearing, to be held on December 21, 2005, at 9:00 a.m., in BOVESPA - Stock Exchange of São Paulo, Abelardo Vergueira César Auditorium, Rua XV de Novembro, 275 - 1° andar - São Paulo.

São Paulo, December 2, 2005

Cláudio Cintrão Forghieri
Chief Financial Officer and
Investors Relation Director